                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NOS. 333-3808
                                                                       333-52011

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 8, 1997)
                                 $120,000,000

                             CYTEC INDUSTRIES INC.
LOGO

6.846% MANDATORY PAR PUT REMARKETED SECURITIES SM ("MOPPRS SM") DUE MAY 11, 2025

                                ---------------

  The annual interest rate on the 6.846% MandatOry Par Put Remarketed Securities SM (the "MOPPRS SM") due May 11, 2025 of Cytec Industries Inc. (the "Company") to May 11, 2005 (the "Remarketing Date") is 6.846%. THE MOPPRS ARE SUBJECT TO MANDATORY TENDER ON THE REMARKETING DATE. If Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket the MOPPRS as described herein, the MOPPRS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, except in the limited circumstances described herein. See "Description of the MOPPRS--Tender of the MOPPRS; Remarketing." If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances described herein, the Company will be required to repurchase the MOPPRS from the beneficial owners ("Beneficial Owners") thereof at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the MOPPRS--Repurchase."

  Interest on the MOPPRS is payable semiannually on May 11 and November 11 of each year, commencing November 11, 1998. Except in the limited circumstances described herein, the MOPPRS are not subject to redemption by the Company prior to the Stated Maturity Date.

  Ownership of the MOPPRS will be maintained in book-entry form by or through The Depository Trust Company ("DTC"). Interests in the MOPPRS will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Beneficial Owners of the MOPPRS will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the MOPPRS will be made in immediately available funds. The secondary market trading activity in the MOPPRS will therefore settle in immediately available funds. All payments of principal and interest on the MOPPRS will be made by the Company in immediately available funds so long as the MOPPRS are maintained in book-entry form. Beneficial interests in the MOPPRS may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS.  ANY REPRESENTATION  TO THE  CONTRARY IS  A  CRIMINAL
      OFFENSE.

                                ---------------

  The MOPPRS will be sold to the public at varying prices relating to prevailing market prices at the time of resale to be determined by the Underwriters at the time of each sale. Before deducting expenses payable by the Company estimated at $200,000, the net proceeds to the Company will be 103.125% of the principal amount of the MOPPRS sold and the aggregate net proceeds will be $123,750,000, plus accrued interest, if any, from May 11, 1998. For further information with respect to the plan of distribution, see "Underwriting."

  The MOPPRS are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the MOPPRS will be made through the book-entry facilities of DTC on or about May 11, 1998.

                                ---------------

MERRILL LYNCH & CO.
                  SBC WARBURG DILLON READ INC.
                                    MORGAN STANLEY DEAN WITTER
                                                           SALOMON SMITH BARNEY

                                ---------------

            The date of this Prospectus Supplement is May 6, 1998.

-------
"MandatOry Par Put Remarketed Securities SM" and "MOPPRS SM" are service marks owned by Merrill Lynch & Co., Inc.

  THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE MOPPRS. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT TRANSACTIONS AND THE PURCHASE OF MOPPRS TO COVER THE UNDERWRITERS' SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Securities and Exchange Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including, with respect to the Company, the materials incorporated by reference herein. See "Available Information" in the Prospectus.

                                  THE COMPANY

  Unless indicated otherwise, the term "Company," with respect to periods beginning on or after December 17, 1993, the effective date of the transfer of substantially all of the assets and liabilities of the chemicals business of American Cyanamid Company ("Cyanamid") to the Company (the "Spin-off"), refers collectively to Cytec and its subsidiaries, and with respect to periods prior to the Spin-off, the term refers to the chemicals business of Cyanamid. Cyanamid was acquired by American Home Products Corporation in November 1994.

  The Company is a vertically integrated industrial chemicals company which focuses on value-added specialty products. The Company's products serve a broad group of end users, including the aerospace, plastics, coatings, mining, paper, water treatment and automotive industries. The Company's primary strategic focus is on value-added specialty chemicals and specialty materials, a significant portion of which utilize building block chemicals manufactured by the Company.

  The Company develops, manufactures and markets products in three general product categories: specialty chemicals, specialty materials and building block chemicals. Specialty chemicals include principally water treating, paper and mining chemicals, coatings and resin products and polymer additives. Specialty materials include principally aerospace materials. Building block chemicals include principally acrylonitrile, acrylamide, melamine and methanol. The Company has manufacturing facilities in eight countries and sells its products worldwide. The Company's telephone number is (973) 357-3100.

                              RECENT DEVELOPMENTS

  On September 30, 1997, the Company acquired substantially all of the assets and liabilities of Fiberite, Inc. (collectively with its parent, Fiberite Holdings, Inc., "Fiberite"), a leading worldwide supplier of advanced composite materials for aerospace, industrial and recreational applications, for $344.0 million in cash (the "Fiberite Acquisition"). The assets acquired include all of the businesses of Fiberite, except for its satellite materials business. Annualized sales in 1997 for the acquired businesses were approximately $267.4 million. The Fiberite Acquisition has been accounted for under the purchase method of accounting and the results of operations have been included in the Company's consolidated statement of income from October 1, 1997. The aggregate purchase price was financed primarily through $200.0 million of borrowings under the Company's 364-day credit facility with a two-year term-out option (the "Fiberite Acquisition Facility") and borrowings under the Company's $200.0 million revolving credit facility (the "Credit Agreement" and collectively with the Fiberite Acquisition Facility, the "Credit Facilities"). The Company issued $100.0 million aggregate principal amount of 6.50% Notes due 2003 and $100.0 million aggregate principal amount of Notes due 2008 in March 1998. The net proceeds from the sale of such securities were used to repay approximately $198.0 million of indebtedness outstanding under the Credit Facilities.

  The Company's management regularly reviews the business portfolio of the Company in terms of strategic fit and financial performance and may from time to time dispose of products or product lines and/or acquire additional products or technologies. On February 13, 1998, the Company confirmed that it is in negotiations with Dyno Industrier ASA ("Dyno") to acquire Dyno's amino coating resins business, consisting primarily of Dyno's 50% interest in Dyno-Cytec, one of the Company's unconsolidated associated companies, for a purchase price of approximately $60.0 million. On January 26, 1998, the Company announced that it is exploring all strategic options to enhance the value of its wholly owned subsidiary Conap, Inc. ("Conap"), including the possible divestiture of Conap. No assurances can be given as to the results of negotiations with Dyno or the assessment of strategic options for Conap.

  On January 26, 1998, Darryl Fry, the Company's Chairman and Chief Executive Officer informed the Board of Directors of his intention to retire as Chairman of the Board at the age of 60 in January 1999 and to relinquish his Chief Executive Officer responsibilities on May 11, 1998, at the time of the Company's annual meeting of stockholders. Accordingly, the Board announced its intent to appoint David Lilley to the additional position of Chief Executive Officer on May 11, 1998. Mr. Lilley has been the President and Chief Operating Officer and a Director of the Company since January 1997.

  In connection with the Fiberite Acquisition and in contemplation of the offering of certain debt securities, the Company entered into a series of rate lock agreements (the "Rate Lock Agreements") with several banks commencing in September 1997. The Company has made, or will make, payments aggregating approximately $4.9 million to settle Rate Lock Agreements relating to the MOPPRS offered hereby, which payments will be amortized or recognized over the life of the MOPPRS as an increase in interest expense of the MOPPRS.

                                USE OF PROCEEDS

  The net proceeds from the sale of the MOPPRS will be used (i) to repay approximately $84.0 million of indebtedness outstanding under the Company's Credit Agreement, (ii) to repay $20.0 million of indebtedness outstanding under the Company's Fiberite Acquisition Facility and (iii) for general corporate purposes. The indebtedness to be repaid currently bears interest at a weighted average rate equal to one month LIBOR plus 22 basis points, or 5.88%. Substantially all of the indebtedness being refinanced was incurred in September 1997 in connection with the Fiberite Acquisition. Repayments of amounts outstanding under the Company's Credit Agreement will increase the capacity available to the Company under such facility for general corporate purposes, which may include, among other purposes, acquisitions, repurchases of the Company's common stock and contributions to the Company's Voluntary Employee Benefit Association trust accounts to prefund postretirement benefit liabilities.

  Amounts repaid under the Fiberite Acquisition Facility cannot be reborrowed without the consent of the lenders under such facility. The Company anticipates that it will arrange a new $200.0 million bank facility to be available for general corporate purposes to replace the Fiberite Acquisition Facility, although no assurances can be given as to whether or when such new facility will be successfully arranged.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The selected historical consolidated financial data as of and for the years ended December 31, 1997, 1996 and 1995 have been derived from the Company's audited consolidated financial statements, which are incorporated by reference into this Prospectus Supplement.

  The selected historical consolidated financial data as of and for the three-month period ended March 31, 1997 have been derived from the Company's unaudited consolidated financial statements, which are incorporated by reference into this Prospectus Supplement. The selected historical consolidated financial data as of and for the three-month period ended March 31, 1998 have been derived from the Company's unaudited balance sheet, statement of operations and statement of cash flows as contained in the Company's Current Report on Form 8-K dated April 16, 1998 which is incorporated by reference into this Prospectus Supplement. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results to be expected for the full year.

                                                                            THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                        MARCH 31,
                           -------------------------------------------    -------------------------
                               1997             1996          1995           1998         1997
                           ------------     ------------  ------------    ------------ ------------
                            (IN MILLIONS, EXCEPT PER SHARE DATA, RATIOS AND PERCENTAGES)
OPERATING RESULTS:
Net sales................      $1,290.6         $1,259.6      $1,260.1        $ 368.2      $ 306.5
Gross profit.............         359.7(1)         361.5         347.9          109.8         71.5(2)
Selling and technical
 services, administrative
 and general expenses and
 amortization of
 acquisition intangibles.         195.8(3)         186.1         181.6           52.7         45.8
Research and process
 development expenses....          44.7(4)          40.2          44.2           10.9         10.3
Earnings from operations.         119.2            135.2         122.1           46.2         15.4
Equity in earnings of
 associated companies....          12.3             24.8          24.6            5.1          4.5
Net earnings.............         113.6(5)         100.1         282.2(6)        31.2         26.9(7)
Dividends on preferred
 stock...................           --               --           10.7            --           --
Excess of repurchase
 price over related book
 value of Series A
 Preferred Stock and
 Series B Preferred
 Stock...................           --               --          195.2(8)         --           --
Net earnings available to
 common stockholders.....         113.6            100.1          76.3           31.2         26.9
Net earnings per common
 share
 Basic...................        $ 2.50           $ 2.13        $ 1.98         $ 0.69       $ 0.59
 Diluted.................          2.39             2.03          1.50           0.66         0.56
Share base for earnings
 per share
 Basic...................          45.5             47.0          38.5           45.5         45.6
 Diluted.................          47.6             49.3          54.5           47.4         47.7
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents.............         $ 6.4           $ 20.4        $ 12.0         $ 29.3       $ 29.4
Total assets.............       1,614.1          1,261.1       1,293.8        1,686.6      1,181.8
Long-term debt...........         324.0             89.0          66.0          343.4          7.0
Total stockholders'
 equity..................         387.4            314.4         342.9          414.7        332.8
OTHER DATA:
Operating margin.........           9.2%(9)         10.7%          9.7%          12.5%         5.0%(10)
Ratio of earnings to
 fixed charges(11).......
 Historical..............           8.9             13.4          19.3            7.4         15.5
 Pro Forma(12)...........           5.1              --            --             --           --
Capital additions........        $ 91.4           $ 72.5        $ 97.2         $ 24.7       $ 14.2
Depreciation and
 amortization............          78.8             89.0          89.9           22.4         19.6

--------
 (1) Includes restructuring and other charges of $34.6 relating primarily to manufacturing sites located in Fortier, Louisiana; Willow Island, West Virginia; Botlek; The Netherlands; and Linden, New Jersey.

 (2) Includes restructuring and other charges of $18.6 relating primarily to manufacturing sites located in Botlek, The Netherlands and Linden, New Jersey.
                                             (footnotes continued on next page)

(footnotes continued from previous page)

 (3) Includes restructuring and other charges of $5.8 relating to sales force, customer service and corporate headquarters restructuring, costs related to the integration of Fiberite and costs for reorganizing the legal entity structure in Europe.

 (4) Includes restructuring and other charges of $2.0 related to the reduction of corporate research and development overhead and the write-off of in-process research and development acquired from Fiberite.

 (5) Includes a pre-tax gain of $22.3 relating primarily to the divestiture of the acrylic fibers product line in the first quarter of 1997, pre-tax charges of $9.0 for reducing the carrying amount of Conap to net realizable value and expected losses on certain other assets being held for sale and a pre-tax charge of $1.0 for up-front costs to fund the Fiberite Acquisition. Also includes a gain of $24.4 resulting from the reversal of the remaining previously established tax valuation allowance.

 (6) Includes $193.0 resulting from the reversal of a previously established tax valuation allowance.

 (7) Includes a pre-tax gain of $22.3 relating primarily to the divestiture of the acrylic fibers product line.

 (8) Represents a charge to retained earnings in the fourth quarter of 1995 for the excess of the repurchase price over the related book value upon repurchase of the Series A Preferred Stock and Series B Preferred Stock.

 (9) Includes the effect of restructuring and other charges of $42.4 described in footnotes (1), (3) and (4) above of approximately (3.3%).

(10) Includes the effect of restructuring and other charges of $18.6 described in footnote (2) above of approximately (6.1%).

(11) For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of earnings before income tax (benefit) expense plus the Company's share of pre-tax equity in earnings of associated companies plus fixed charges less capitalized interest and (b) fixed charges consist of interest on long-term debt plus the portion of rentals deemed representative of an interest factor plus the Company's share of such charges of associated companies.

(12) The pro forma ratio of earnings to fixed charges gives effect to the Company's increased interest expense pursuant to this Offering as well as $200.0 principal amount of senior debt securities issued in March 1998 to refinance indebtedness incurred in connection with the Fiberite Acquisition as of the beginning of the period, but does not include any effect of the Fiberite Acquisition prior to the time of the acquisition on September 30, 1997. No pro forma ratio is presented for the three months ended March 31, 1998 because the change in the ratio from the historical ratio is less than 10%.

                       SUMMARY PRO FORMA FINANCIAL DATA

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Fiberite as if the Fiberite Acquisition had occurred on January 1, 1996. The unaudited pro forma information set forth below should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and the financial statements of Fiberite and the notes thereto, in each case as included or incorporated herein by reference.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1997        1996
                                                         ----------- -----------
                                                          (IN MILLIONS, EXCEPT
                                                             PER SHARE DATA)
     Net sales.......................................... $   1,491.1 $   1,463.6
     Net earnings available to common stockholders......       111.5        85.2
     Diluted net earnings per common share..............        2.34        1.73

  These unaudited pro forma results have been prepared for comparative purposes only and include adjustments related to depreciation expense, amortization expense, interest expense and the related income tax effects of these adjustments. The following table presents a summary of unaudited pro forma adjustments, as noted above, relating to the Fiberite Acquisition and their impact on unaudited pro forma net earnings and accompanying respective earnings per share:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
                                                         (IN MILLIONS, EXCEPT
                                                            PER SHARE DATA)
     Fiberite earnings (loss) before income taxes(1)...  $      2.9  $    (12.9)
     Depreciation and adjustment to align with Cytec's
      useful lives                                              5.0         5.6
     Goodwill amortization, net of Fiberite historical.        (2.6)       (4.4)
     Interest expense, net of Fiberite historical......        (8.7)      (13.3)
                                                         ----------  ----------
     Pro forma impact on earnings before income taxes..        (3.4)      (25.0)
                                                         ----------  ----------
     Pro forma impact on net earnings available to
      common stockholders..............................        (2.1)      (14.9)
     Diluted net earnings per common share impact......  $    (0.05)     $(0.30)

--------
(1) Included in Fiberite's earnings before taxes for the year ended December 31, 1996, are charges for $9.9 related to stock compensation and for the year ended December 31, 1997, $3.0 of expenses related to an initial public offering and other transactions which were not completed.

  The pro forma information presented above does not purport to be indicative of the results of operations which actually would have resulted had the Fiberite Acquisition occurred on January 1, 1996. In addition, the pro forma information is not intended to be a projection of future results of operations or financial position of the Company for any future period or as of any future date and does not reflect synergies currently expected to result from the integration of Fiberite and the Company.

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents and consolidated capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the sale by the Company of the MOPPRS offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                            AS OF MARCH 31,
                                                                  1998
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                              (IN MILLIONS,
                                                                 EXCEPT
                                                           SHARE AND PER SHARE
                                                                  DATA)
Cash and cash equivalents................................. $  29.3    $  48.9
                                                           =======    =======
Long-term debt
  Credit Agreement borrowings.............................    84.0        --
  Fiberite Acquisition Facility borrowings................    60.0       40.0
  6.50% Notes.............................................    99.9       99.9
  6.75% Notes.............................................    99.5       99.5
  6.846% MOPPRS...........................................     --       120.0
                                                           -------    -------
    Total long-term obligations...........................   343.4      359.4
                                                           -------    -------
Put options(1)............................................    10.1       10.1
Stockholders' Equity
  Preferred stock, 20,000,000 shares authorized, issued
   and outstanding, 4,000 shares, Series C, $.01 par
   value, at liquidation value of $25 per share...........     0.1        0.1
  Common stock, $.01 par value per share, 150,000,000
   shares authorized, 48,144,447 issued in 1998...........     0.5        0.5
  Additional paid-in capital(1)...........................   190.5      190.5
  Retained earnings.......................................   362.6      362.6
  Unearned compensation...................................    (4.9)      (4.9)
  Accumulated translation adjustments.....................    (7.2)      (7.2)
  Treasury stock, at cost, 2,797,570 shares...............  (126.9)    (126.9)
                                                           -------    -------
    Total stockholders' equity(1).........................   414.7      414.7
                                                           -------    -------
      Total capitalization................................ $ 768.2    $ 784.2
                                                           =======    =======

--------
(1) Subsequent to March 31, 1998, the Company has (i) sold put options on an aggregate of 200,000 shares of its common stock in exchange for proceeds of approximately $0.5 million and (ii) put options on an aggregate of 100,000 shares of its common stock have expired unexercised. The put options entitle the holders to sell shares of the Company's common stock to the Company on certain dates at specified prices. If the proceeds from the additional 200,000 options and the maximum potential repurchase obligations of the currently outstanding put options on an aggregate of 300,000 shares were reflected in the table above, cash would be increased by $0.5 million, put options would be increased by $5.8 million and additional paid-in capital and total stockholders' equity would each be reduced by $5.3 million. Also subsequent to March 31, 1998 and consistent with the Company's ongoing share repurchase program announced in February 1997, the Company has repurchased approximately 30,000 shares of its common stock for a total market price of approximately $1.7 million.

                           DESCRIPTION OF THE MOPPRS

GENERAL

  The MOPPRS are to be issued as a series of Debt Securities under the Indenture, dated as of March 15, 1998, between the Company and PNC Bank, National Association, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The following description of the terms of the MOPPRS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The MOPPRS will mature on May 11, 2025 (the "Stated Maturity Date").

  The MOPPRS will be senior unsecured obligations of the Company and will be limited to $120,000,000 aggregate principal amount. Except in the limited circumstances described herein, the MOPPRS are not subject to redemption prior to the Stated Maturity Date at the option of the Company. See "Redemption" below.

  The MOPPRS will bear interest at the annual interest rate of 6.846% to May 11, 2005 (the "Remarketing Date"). If the Remarketing Dealer elects to remarket the MOPPRS, except in the limited circumstances described herein, (i) the MOPPRS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, on the terms and subject to the conditions described herein, and (ii) on and after the Remarketing Date, the MOPPRS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "Tender of the MOPPRS; Remarketing" below.

  Under the circumstances described below, the MOPPRS are subject to redemption by the Company from the Remarketing Dealer on the Remarketing Date. See "Redemption" below. If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances described herein, the Company will be required to repurchase the MOPPRS from the Beneficial Owners thereof on the Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See "Repurchase" below.

  The MOPPRS will bear interest from May 11, 1998, payable semiannually on May 11 and November 11 of each year (each, an "Interest Payment Date"), commencing November 11, 1998, to the persons in whose name the MOPPRS are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest on the MOPPRS will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

  Interest payable on any Interest Payment Date and at the Stated Maturity Date or date of earlier redemption or repurchase shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including May 11, 1998, if no interest has been paid or duly provided for with respect to the MOPPRS) to but excluding such Interest Payment Date or the Stated Maturity Date or date of redemption or repurchase, as the case may be. If any Interest Payment Date or the Stated Maturity Date or date of redemption or repurchase of the MOPPRS falls on a day that is not a Business Day, the payment shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Stated Maturity Date or date of earlier redemption or repurchase, as the case may be.

  The MOPPRS will be issued in denominations of $1,000 and integral multiples thereof.

 Tender of the MOPPRS; Remarketing

  The following description sets forth the terms and conditions of the remarketing of the MOPPRS, in the event that the Remarketing Dealer elects to purchase the MOPPRS and remarkets the MOPPRS on the Remarketing Date.

 Mandatory Tender.

  Provided that the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than five Business Days prior to the Remarketing Date of its intention to purchase the MOPPRS for remarketing (the "Notification Date"), each MOPPRS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "Repurchase" below. The purchase price for the tendered MOPPRS to be paid by the Remarketing Dealer will equal 100% of the principal amount thereof. See "Notification of Results; Settlement" below. When the MOPPRS are tendered for remarketing, the Remarketing Dealer may remarket the MOPPRS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Remarketing Date, the MOPPRS will bear interest at the Interest Rate to Maturity. If the Remarketing Dealer elects to remarket the MOPPRS, the obligation of the Remarketing Dealer to purchase the MOPPRS on the Remarketing Date is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the condition of the Company and its subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all tendered MOPPRS on the Remarketing Date, the Company will be required to repurchase the MOPPRS from the Beneficial Owners thereof at a price equal to the principal amount thereof plus all accrued and unpaid interest, if any, on the MOPPRS to the Remarketing Date. See "Repurchase" below.

  The Interest Rate to Maturity shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") to the nearest one hundred-thousandth (0.00001) of one percent per annum and will be equal to 5.951% (the "Base Rate") plus the Applicable Spread (as defined below) which will be based on the Dollar Price (as defined below) of the MOPPRS.

  The "Applicable Spread" will be the lowest bid indication, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate principal amount of the MOPPRS at the Dollar Price, but assuming (i) an issue date equal to the Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date equal to the Stated Maturity Date of the MOPPRS, and (iii) a stated annual interest rate, payable semiannually on each Interest Payment Date, equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bid indications obtained as described above. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the Beneficial Owners and Holders of the MOPPRS, the Company and the Trustee.

  "Dollar Price" means, with respect to the MOPPRS, the present value determined by the Remarketing Dealer, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined below).

  "Reference Corporate Dealers" means each of the Remarketing Dealer and four other leading dealers of publicly traded debt securities of the Company in The City of New York to be chosen by the Company with the consent of the Remarketing Dealer, which consent shall not be unreasonably withheld, subject to certain limited exceptions.

  "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities of thirty years.

  "Comparable Treasury Price" means, with respect to the Remarketing Date, (a) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500) or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (i) the average of the Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in (a) above as may replace Dow Jones Markets Limited.

  "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and SBC Warburg Dillon Read Inc. (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

  "Remaining Scheduled Payments" means, with respect to the MOPPRS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to and including the Stated Maturity Date.

  "Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues (as defined below), assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price (as defined below) for such Remarketing Date.

  NOTIFICATION OF RESULTS; SETTLEMENT. Provided the Remarketing Dealer has previously notified the Company and the Trustee on the Notification Date of its intention to purchase all tendered MOPPRS on the Remarketing Date, the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

  All of the tendered MOPPRS will be automatically delivered to the account of the Trustee, by book-entry through DTC pending payment of the purchase price therefor, on the Remarketing Date.

  In the event that the Remarketing Dealer purchases the tendered MOPPRS on the Remarketing Date, the Remarketing Dealer will make or cause the Trustee to make payment to the DTC Participant of each tendering Beneficial Owner of the MOPPRS, by book entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS, of 100% of the principal amount of the tendered MOPPRS that have been purchased for remarketing by the Remarketing Dealer. If the Remarketing Dealer does not purchase all of the MOPPRS on the Remarketing Date, it will be the obligation of the Company to make or cause to be made such payment for the MOPPRS, as described below under "Repurchase." In any case, the Company will make or cause the Trustee to make payment of interest to each Beneficial Owner of the MOPPRS due on the Remarketing Date by book entry through DTC by the close of business on the Remarketing Date.

  The transactions described above will be executed on the Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC Participants will be debited and credited and the MOPPRS delivered by book entry as necessary to effect the purchases and sales thereof.

  Transactions involving the sale and purchase of the MOPPRS remarketed by the Remarketing Dealer on and after the Remarketing Date will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

  The tender and settlement procedures described above, including provisions for payment by purchasers of MOPPRS in the remarketing or for payment to selling Beneficial Owners of tendered MOPPRS, may be modified to the extent required by DTC or to the extent required to facilitate the tender and remarketing of the MOPPRS in certificated form, if the book-entry system is no longer available for the MOPPRS at the time of the remarketing. In addition, the Remarketing Dealer may, in accordance with the terms of the Indenture, modify the tender and settlement procedures set forth above in order to facilitate the tender and settlement process.

  As long as DTC's nominee holds the certificates representing any MOPPRS in the book entry system of DTC, no certificates for such MOPPRS will be delivered by any selling Beneficial Owner to reflect any transfer of such MOPPRS effected in the remarketing. In addition, under the terms of the MOPPRS and the Remarketing Agreement (described below), the Company has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, (i) it will use its best efforts to maintain the MOPPRS in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the MOPPRS in book-entry form, and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the MOPPRS to be issued in certificated form.

  For further information with respect to transfers and settlement through DTC, see "Description of Debt Securities--Book-Entry System" in the accompanying Prospectus.

  THE REMARKETING DEALER. The Company and the Remarketing Dealer are entering into a Remarketing Agreement, the general terms and provisions of which are summarized below.

  The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company in connection with the remarketing.

  The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act"), arising out of or in connection with its duties under the Remarketing Agreement.

  In the event that the Remarketing Dealer elects to remarket the MOPPRS as described herein, the obligation of the Remarketing Dealer to purchase the MOPPRS from tendering Beneficial Owners of the MOPPRS will be subject to several conditions precedent set forth in the Remarketing Agreement, including the conditions that, since the Notification Date, no material adverse change in the condition of the Company and its subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS shall have occurred and be continuing. In addition, the Remarketing Agreement will provide for the termination thereof by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events as set forth in the Remarketing Agreement.

  No Holder or Beneficial Owner of any MOPPRS shall have any rights or claims under the Remarketing Agreement or against the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such MOPPRS.

  The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 days after the delivery to the Company and the Trustee of notice of such resignation. In such case, it shall be the sole obligation of the Company to appoint a successor Remarketing Dealer.

  The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the MOPPRS. The Remarketing Dealer may exercise any vote or join in any action which any Beneficial Owner of the MOPPRS may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

 Repurchase

  In the event that (i) the Remarketing Dealer for any reason does not notify the Company of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date, or (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) since the Notification Date, the Remarketing Dealer terminates the Remarketing Agreement due to the occurrence of a material adverse change in the condition of the Company and its subsidiaries, considered as one enterprise, or an Event of Default, or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS, or any other event constituting a termination event under the Remarketing Agreement, or (iv) the Remarketing Dealer elects not to remarket the MOPPRS, or (v) the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date, the Company will repurchase the MOPPRS as a whole on the Remarketing Date at a price equal to 100% of the principal amount of the MOPPRS plus all accrued and unpaid interest, if any, on the MOPPRS to the Remarketing Date. In any such case, payment will be made by the Company to the DTC Participant of each tendering Beneficial Owner of the MOPPRS, by book-entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS.

 Redemption

  If the Remarketing Dealer elects to remarket the MOPPRS on the Remarketing Date, the MOPPRS will be subject to mandatory tender to the Remarketing Dealer for remarketing on such date, in each case subject to the conditions described above under "Tender of the MOPPRS; Remarketing" and "Repurchase" and to the Company's right to redeem the MOPPRS from the Remarketing Dealer as described in the next sentence. The Company will notify the Remarketing Dealer and the Trustee, not later than the Business Day immediately preceding the Determination Date, if the Company irrevocably elects to exercise its right to redeem the MOPPRS, in whole but not in part, from the Remarketing Dealer on the Remarketing Date at the Optional Redemption Price.

  The "Optional Redemption Price" shall be the greater of (i) 100% of the principal amount of the MOPPRS and (ii) the Dollar Price, plus in either case accrued and unpaid interest from the Remarketing Date on the principal amount being redeemed to the date of redemption. If the Company elects to redeem the MOPPRS, it shall pay the redemption price therefor in same-day funds by wire transfer to an account designated by the Remarketing Dealer on the Remarketing Date.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the MOPPRS by an initial holder thereof is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with MOPPRS held as capital assets by a holder who purchases MOPPRS from the Underwriters at the "issue price" (the first price at which a substantial amount of the MOPPRS are sold), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding MOPPRS as a hedge against currency risk or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar. Moreover, this summary addresses only tax consequences of holding MOPPRS through the Remarketing Date. Persons considering the purchase of the MOPPRS should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MOPPRS arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a Beneficial Owner of a MOPPRS that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States Federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a MOPPRS is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a Beneficial Owner of a MOPPRS that is not a U.S. Holder. A person described in (v) above will nevertheless be subject to withholding tax as described below under Non-U.S. Holders unless it provides to the Company a properly executed IRS Form 4224.

  The United States Federal income tax treatment of debt obligations such as the MOPPRS is not entirely certain. Because the MOPPRS are subject to mandatory tender or repurchase on the Remarketing Date, the Company intends to treat the MOPPRS as maturing on the Remarketing Date for United States Federal income tax purposes. By purchasing the MOPPRS, the U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. As a result of such treatment, interest on the MOPPRS will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary interest income at the time accrued or received (in accordance with the U.S. Holder's regular method of tax accounting).

  The Company does not expect any MOPPRS to be issued at a discount. If, however, MOPPRS were issued at a discount greater than the statutory de minimis amount (an amount greater than 1/4 of 1% of the MOPPRS' stated redemption price multiplied by the number of complete years from issue to the Remarketing Date), then a Holder must include original issue discount ("OID") in income as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the Holder's regular method of accounting. In general, OID is calculated for each accrual period as the excess of (i) the adjusted issue price at the beginning of that period times the yield to maturity over (ii) qualified stated interest for that period. The adjusted issue price is the original issue price, plus prior OID and minus prior payments other than qualified stated interest.

  Under the foregoing treatment, upon the sale, exchange or retirement of a MOPPRS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the MOPPRS. A U.S. Holder's adjusted tax basis in a MOPPRS generally will equal such U.S. Holder's initial investment in the MOPPRS increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such MOPPRS. Such gain or loss will generally be capital gain or loss if the MOPPRS were held as a capital asset.

  Capital gain recognized by an individual generally is subject to maximum Federal income tax based on the holding period of the asset sold, as follows:
(i) 39.6% if held for not more than one year; (ii) 28% if held for more than one year but not more than eighteen months; and (iii) 20% if held for more than eighteen months.

  There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Company's treatment of the MOPPRS and it is possible that the IRS could assert another treatment and that a court would uphold the IRS. For instance, it is possible that the IRS could seek to treat the MOPPRS as maturing on the Stated Maturity Date.

  In the event the MOPPRS were treated as maturing on the Stated Maturity Date, the MOPPRS would be treated as having contingent interest under the Internal Revenue Code of 1986, as amended (the "Code"), because the Interest Rate to Maturity will not be determined until the Determination Date. In such event, under Treasury Regulations (the "Contingent Payment Regulations"), a projected payment schedule for the MOPPRS would be constructed based upon the Company's current borrowing costs for comparable debt instruments of the Company, from which an estimated yield on the MOPPRS would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the MOPPRS at the beginning of each interest accrual period and that estimated yield. In general, for these purposes, a MOPPRS' adjusted issue price would equal the MOPPRS' issue price increased by the interest previously accrued on the MOPPRS, and reduced by all payments made on the MOPPRS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years. The Company does not intend to treat the MOPPRS as having contingent interest and will not construct a projected payment schedule.

  In addition, the character of any gain or loss, upon the sale or exchange of a MOPPRS (including a sale pursuant to the mandatory tender on the Remarketing
Date) by a U.S. Holder, will likely differ if the MOPPRS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

 Non-U.S. Holders

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MOPPRS, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Beneficial Owner of the MOPPRS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the Beneficial Owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Beneficial Owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a MOPPRS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Beneficial Owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

  Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a MOPPRS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

  The MOPPRS will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the MOPPRS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

 Backup Withholding

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the MOPPRS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MOPPRS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a MOPPRS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a Beneficial Owner would be allowed as a refund or a credit against such Beneficial Owner's United States Federal income tax provided the required information is furnished to the IRS.

 New Withholding Regulations

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                             ERISA CONSIDERATIONS

  The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in section 4975(e)(1) of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each a "Plan") and (d) persons who have certain specified relationships to such Plans ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the United States Supreme Court in John Hancock Life Ins. v. Harris Trust and Sav. Bank, 114 S. Ct. 517 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract). ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA and prohibits certain transactions between a Plan and Parties-in-Interest or Disqualified Persons with respect to such Plans.

  The Company and the Remarketing Dealer, because of their activities or the activities of their respective affiliates, may be considered to be Parties-in-Interest or Disqualified Persons with respect to certain Plans. If the MOPPRS are acquired by a Plan with respect to which the Company or the Remarketing Dealer is, or subsequently becomes, a Party-in-Interest or Disqualified Person, the purchase, holding or resale of the MOPPRS could be deemed to be a direct or indirect violation of the prohibited transaction rules of ERISA and the Code unless such transaction were subject to one or more statutory or administrative exemptions such as prohibited transaction Class Exemption ("PTCE") 75-1, which exempts certain transactions involving employee benefit plans and certain broker-dealers, reporting dealers and banks; PTCE 90-1, which exempts certain transactions between insurance company pooled separate accounts and Parties-in-Interest or Disqualified Persons; PTCE 91-38, which exempts certain transactions between bank collective investment funds and Parties-in-Interest or Disqualified Persons; PTCE 84-14, which exempts certain transactions effected on behalf of a Plan by a "qualified professional asset manager;" PTCE 95-60, which exempts certain transactions between insurance company general accounts and Parties-in-Interest or Disqualified Persons; or PTCE 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager." Even if the conditions specified in one or more of these exemptions are met, the scope of relief provided by these exemptions will not necessarily cover all acts that might be construed as prohibited transactions.

  Accordingly, prior to making an investment in the MOPPRS, a Plan should determine whether the Company or the Remarketing Dealer is a Party-in-Interest or Disqualified Person with respect to such Plan and, if so, whether such transaction is subject to one or more statutory or administrative exemptions, including those described above.

  Prior to making an investment in the MOPPRS, Plans should consult with their legal advisers concerning the impact of ERISA and the Code and the potential consequences of such investment with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations, whether the fiduciary has the authority to make the investment on behalf of the Plan; whether the investment constitutes a direct or indirect transaction with a Party-in-Interest or a Disqualified Person; and whether under the general fiduciary standards of investment procedure and diversification an investment in the MOPPRS is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amount of the MOPPRS set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
       UNDERWRITER                                                 OF MOPPRS
       -----------                                              ----------------
  Merrill Lynch, Pierce, Fenner & Smith
       Incorporated............................................   $ 62,400,000
  SBC Warburg Dillon Read Inc..................................     19,200,000
  Morgan Stanley & Co. Incorporated............................     19,200,000
  Salomon Brothers Inc.........................................     19,200,000
                                                                  ------------
    Total......................................................   $120,000,000
                                                                  ============

  The Underwriters have advised the Company that the Underwriters propose to offer the MOPPRS from time to time for sale in negotiated transactions or otherwise, at prices relating to prevailing market prices determined at the time of sale. The Underwriters may effect such transactions by selling MOPPRS to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of MOPPRS for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the MOPPRS may be deemed to be Underwriters, and any discounts or commissions received by them and any profit on the resale of MOPPRS by them may be deemed to be underwriting compensation.

  The MOPPRS are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the MOPPRS, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MOPPRS.

  The Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the MOPPRS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriters in connection with the offering. If the Underwriters create a short position in the MOPPRS in connection with the offering, i.e., if they sell MOPPRS in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing MOPPRS in the open market.

  In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MOPPRS. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriters and their affiliates have engaged and may in the future engage in investment banking transactions with the Company and certain of its affiliates. Mr. William P. Powell, a director of the Company, is a Managing Director of SBC Warburg Dillon Read Inc.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to make contribution to certain payments in respect thereof.

                                 LEGAL MATTERS

  The validity of the MOPPRS offered hereby will be passed on for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling has acted and may hereafter act as counsel to the Company.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference in this Prospectus Supplement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Prospectus Supplement, and upon the authority of said firm as experts in accounting and auditing.

  The audited consolidated financial statements of Fiberite Holdings, Inc. as of December 31, 1996, and for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K dated September 30, 1997, incorporated by reference in this Prospectus Supplement and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

PROSPECTUS

LOGO
                             CYTEC INDUSTRIES INC.

                                 $300,000,000

                                DEBT SECURITIES

  Cytec Industries Inc., a Delaware corporation ("Cytec"), may offer from time to time, in one or more series, up to $300,000,000 aggregate principal amount of unsecured and unsubordinated debt securities (the "Debt Securities") that will rank pari passu with Cytec's other outstanding unsecured and unsubordinated indebtedness. When a particular series of Debt Securities is offered, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the specific terms of the Debt Securities, including the designation and principal amount offered; the rate (or method of calculation) and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund, if any; the terms for redemption or early repayment, if any; the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable; the purchase price and other terms of the offering; and any listing on a securities exchange.

                              ------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

  The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters or through one or more underwriters without a syndicate; (ii) through agents or dealers designated from time to time; or (iii) directly by Cytec. See "Plan of Distribution". The names of any such underwriters, agents or dealers involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to Cytec from such sale will also be set forth in the Prospectus Supplement.

  This Prospectus may not be used to consummate any sale of Debt Securities unless accompanied by a Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS APRIL 8, 1997.

                             AVAILABLE INFORMATION

  Cytec is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning Cytec and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 (Room 1024) or at its Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 (Suite 1400) and 7 World Trade Center, New York, New York 10048 (13th Floor). Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. In addition, reports, proxy materials and other information concerning Cytec may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's common stock is listed.

  Cytec has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cytec and the Debt Securities, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved and each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Cytec hereby incorporates by reference into the Registration Statement, of which this Prospectus is a part, Cytec's Annual Report on Form 10-K for the year ended December 31, 1996 previously filed with the Commission pursuant to the Exchange Act which shall be deemed to be part hereof.

  In addition, all reports and other documents filed by Cytec pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of any Debt Securities shall be deemed to be incorporated by reference in, and to be a part of, this Prospectus from the date of filing of such reports and documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Cytec hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Cytec Industries Inc., Investor Relations, Five Garret Mountain Plaza, West Paterson, New Jersey 07424, telephone number (201) 357-3100.

                                  THE COMPANY

  Unless indicated otherwise, the term "Company", with respect to periods beginning on or after December 17, 1993, the effective date of the transfer of substantially all of the assets and liabilities of the chemicals business of American Cyanamid Company ("Cyanamid") to the Company (the "Spin-off"), refers collectively to Cytec and its subsidiaries, and with respect to periods prior to the Spin-off, the term refers to the chemicals business of Cyanamid. Cyanamid was acquired by American Home Products Corporation in November 1994.

  The Company is a vertically integrated industrial chemicals company which focuses on value-added specialty products. The Company's products serve a broad group of end users, including the water treatment, paper, mining, coatings, plastics, aerospace and automotive industries. The Company's primary strategic focus is on value-added specialty chemicals and specialty materials, a significant portion of which utilize building block chemicals manufactured by the Company.

  The Company develops, manufactures and markets products in three general product categories: specialty chemicals, specialty materials and building block chemicals. Specialty chemicals include water treating, paper and mining chemicals, coatings and resin products and polymer additives. Specialty materials include aerospace adhesives and advanced composites. Building block chemicals include acrylonitrile, acrylamide, melamine and methanol. The Company has manufacturing facilities in six countries and sells its products worldwide.

  Cytec was incorporated under the laws of Delaware in 1993. Cytec's executive offices are located at Five Garret Mountain Plaza, West Paterson, New Jersey 07424, telephone number (201) 357-3100.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Company is set forth below for the periods indicated.

                              YEARS ENDED DECEMBER 31,
            ------------------------------------------------------------------------------------------
            1996           1995                   1994                   1993                     1992
            ----           ----                   ----                   ----                     ----
            13.4           19.3                   15.2                    --(1)                   4.3

--------
(1) Earnings were insufficient to cover fixed charges for the year ended December 31, 1993 by $154.4 million.

  For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of earnings (loss) before income tax (benefit) expense and cumulative effect of accounting changes plus the Company's share of pre-tax equity in earnings of associated companies plus fixed charges less capitalized interest and (b) fixed charges consist of interest on long-term debt plus the portion of rentals representative of an interest factor plus the Company's share of such charges of associated companies.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include acquisitions, repayment of indebtedness and other liabilities, share repurchases, additions to working capital and capital expenditures.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

  The Debt Securities will be issued under an Indenture (the "Indenture"), between the Company and PNC Bank, National Association, as Trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of capitalized terms used below and not defined in this Prospectus.

GENERAL

  The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for a description of the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered: (a) the title of the Debt Securities of the series; (b) any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture; (c) the date or dates on which the principal and premium, if any, with respect to the Debt Securities of the series are payable; (d) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series will bear interest, if any, or the method of determining such rate or rates, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable, or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable, the person to whom any interest on any Debt Security of the series will be payable, if other than the person in whose name such Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the record date for such interest, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (e) the place or places, if any, in addition to or instead of the corporate trust office of the Trustee, where the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series will be payable and where the Debt Securities of the series may be surrendered for registration of transfer or exchange; (f) the price or prices at which, the period or periods within which and the terms and conditions upon which the Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise; (g) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which and the period or periods within which and the terms and conditions upon which the Debt Securities of the series will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations; (h) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which the Debt Securities of the series will be issuable; (i) if the amount of principal, premium, if any, or interest, if any, with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (j) if the principal amount payable at the stated maturity of the Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (k) any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option; (l) if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, the coin or currency or currencies or unit or units of two or more currencies in which payment of the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series will be payable, and the manner of determining the equivalent thereof in the currency of the United States of America; (m) if the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series are to be payable, at the election of the Company or a holder therof, in coin or currency or currencies or unit or units of two or more currencies, other than that or those in which the Debt Securities are stated to be payable, the coin or currency or currencies or unit or units of two or more currencies in which payment of the principal, premium, if any, and interest, if any, with respect to the Debt Securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election may be made; (n) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities of the series that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (o) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, monies, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended, are applicable and whether any corresponding changes will be made to provisions of the Indenture as then in effect; (p) any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium, if any, and interest, if any, with respect to such Debt Securities due and payable; (q) if the Debt Securities of the series will be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form if other than as provided for in the Indenture, the depositary for such Global Security and the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to in the Indenture;
(r) the Trustee and any authenticating or paying agents, transfer agents or registrars; (s) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers or sales of assets; (t) the terms, if any, of any guarantee of the payment of principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series and any corresponding changes to the provisions of the Indenture as then in effect; (u) with regard to the Debt Securities of the series that do not bear interest, the dates for delivery of lists of holders to the Trustee; and (v) any other terms of the Debt Securities of the series (which terms are not expressly prohibited by the provisions of the Indenture).

  The Prospectus Supplement will also describe any material United States Federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (b) Debt Securities with respect to which principal, premium or interest is payable in a foreign or composite currency,
(c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

RANKING

  The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank pari passu with the Company's other outstanding unsecured and unsubordinated indebtedness.

CERTAIN COVENANTS

  Set forth below are certain covenants contained in the Indenture:

 Limitation on Liens

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Lien on any Principal Property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without effectively providing that the Debt Securities (together with, if the Company will so determine, any other Debt of the Company or such

Restricted Subsidiary then existing or thereafter created which is not subordinate to the Debt Securities) will be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt will be so secured; provided, however, that this covenant will not apply to Debt convertible into shares of Capital Stock of a Restricted Subsidiary (to the extent that such Debt is secured by such Capital Stock) or Debt secured by:
(1) Liens on property or shares of stock existing as of the date of the Indenture; (2) Liens securing only the Debt Securities; (3) Liens on property of, or on any shares of stock of any person, which Liens are existing at the time (i) such property becomes a Principal Property or (ii) (A) such person becomes a Restricted Subsidiary, (B) such person is merged into or consolidated with the Company or any subsidiary of the Company or (C) another subsidiary of the Company merges into or consolidates with such person (in a transaction in which such person becomes a Restricted Subsidiary) and which Liens were not incurred in anticipation of such transaction and were outstanding prior to such transaction; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of any governmental body to secure progress, advance or other payments pursuant to any contract or provision of any statute; (6) Liens on property or shares of stock existing at the time of acquisition thereof (including acquisition through merger or consolidation); (7) Liens on property or shares of stock to secure the payment of all or any part of the purchase price or construction cost thereof, or to secure any Debt incurred prior to, at the time of or within 180 days after the acquisition of such property or shares of stock, the completion of any such construction or the commencement of full operation, for the purpose of financing all or any part of the purchase price or construction cost thereof, provided that such Liens will be limited to all or a part of such property or shares of stock (plus improvements on such property); (8) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (1) to
(7), inclusive, provided that such extension, renewal or replacement Lien will be limited to all or a part of the same property or shares of stock that secured the Lien extended, renewed or replaced (plus improvements on such property); and (9) Liens securing Debt the aggregate principal amount of which Debt, when added to (A) the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under the covenant described under "--Limitation on Sale/Leaseback Transactions" below but for the second paragraph thereof and (B) the aggregate outstanding principal amount of all other Debt of the Company and its Restricted Subsidiaries secured by Liens on any Principal Property or on any shares of stock of any Restricted Subsidiary which Debt would not otherwise be permitted under this covenant but for this clause (9), does not exceed 10% of Consolidated Net Tangible Assets.

 Limitation on Sale/Leaseback Transactions

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into a Sale/Leaseback Transaction with respect to any Principal Property unless: (1) the lease has a term of three years or less; (2) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (3) the Company or a Restricted Subsidiary under any of clauses (1) through (8) of the covenant described under "-- Limitation on Liens" above could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease; or (4) the Company or a Restricted Subsidiary within 180 days of the effective date of the lease retires Long-Term Debt of the Company (other than Debt subordinate to the Debt Securities) or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. A Debt is retired when it is paid, cancelled or defeased.

  Notwithstanding the provisions of the foregoing paragraph, the Company or any Restricted Subsidiary may enter into any Sale/Leaseback Transaction (which would otherwise be subject to the foregoing restrictions) if the amount of the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale/Leaseback Transaction, when added to (i) the aggregate outstanding principal amount of all Debt of the Company and its Restricted Subsidiaries secured by Liens on Principal Property or on any shares of stock of any Restricted Subsidiary which Debt would not otherwise be permitted under the covenant described under "--Limitation on Liens" above but for clause (9) thereof and (ii) the aggregate amount of all other Attributable Debt in respect of Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under this covenant but for this paragraph, does not at the time exceed 10% of Consolidated Net Tangible Assets.

  Except for the covenants described above, the Indenture does not contain any covenants or provisions that may afford holders of the Debt Securities protection in the event of a highly leveraged transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:
(i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Debt Securities; (ii) immediately after giving effect to such transaction, no Default has occurred and is continuing; and (iii) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company or any other predecessor to such resulting, surviving or transferee person will be relieved of all obligations and covenants under the Indenture and the Debt Securities.

EVENTS OF DEFAULT

  An Event of Default with respect to Debt Securities of any series is defined in the Indenture as (i) a default in any payment of interest, if any, on any Debt Securities of such series when due and payable, continued for 30 days,
(ii) a default in the payment of principal of or premium, if any, on any Debt Securities of such series when due and payable at the stated maturity or upon redemption, declaration, required repurchase or otherwise, (iii) a default in any payment in respect of a sinking, purchase or analogous fund, if any, with respect to any Debt Securities of such series when the same becomes due and payble, (iv) the failure by the Company to comply for 60 days after notice with any covenants or agreements on the part of the Company contained in the Debt Securities of such series or in the Indenture with respect to the Debt Securities of such series, (v) certain events of bankruptcy, insolvency or reorganization of the Company (the "bankruptcy provisions") or (vi) any other Event of Default provided with respect to Debt Securities of such series. However, a Default under clause (iv) with respect to Debt Securities of a series will not constitute an Event of Default with respect to Debt Securities of such series until the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series notify the Company of the Default, and the Company does not cure such Default within the time specified after receipt of such notice. Any Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

  If an Event of Default (other than an Event of Default relating to the bankruptcy provisions) with respect to Debt Securities of any series occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare the principal of (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and accrued but unpaid interest on all the Debt Securities of such series to be due and payable. Upon such a declaration, such principal and interest with respect to such series will be due and payable immediately. If an Event of Default relating to the bankruptcy provisions with respect to Debt Securities of any series occurs, the principal of (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and accrued but unpaid interest on all the Debt Securities of such series will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debt Securities of such series. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

  If an Event of Default with respect to Debt Securities of any series occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of and accrued but unpaid interest on the Debt Securities of such series or to enforce the performance of any provision of the Debt Securities of such series or of the Indenture with respect to such series. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debt Security of such series or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under the Indenture, the Trustee is entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. Except to enforce the right to receive payment of principal of and premium, if any, and interest, if any, on the Debt Securities held by such holder, no holder of a Debt Security of any series may pursue any remedy with respect to the Indenture or the Debt Securities of such series unless (i) such holder has previously given the Trustee notice that an Event of Default with respect to the Debt Securities of such series is continuing, (ii) holders of at least 25% in principal amount of the outstanding Debt Securities of such series have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.

  The Indenture provides that if a Default with respect to Debt Securities of any series occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of Debt Securities of such series notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or premium, if any, or interest, if any, on any Debt Security of any series, the Trustee may withhold such notice if and so long as a committee of officers of the Trustee in good faith determines that withholding notice is in the interest of the holders of the Debt Securities of such series; provided, that in the case of any Default of the character specified in clause (iv) of the first paragraph under the heading "--Events of Default" with respect to Debt Securities of such series, no such notice to holders will be given until at least 30 days after the occurrence therof.

AMENDMENTS AND WAIVERS

  Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debt Securities of any series then outstanding, and any existing Default with respect to Debt Securities of any series and its consequences may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. However, without the consent of each holder of an outstanding Debt Security of any series, no amendment may, among other things, (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment or to a waiver of any Default under the Indenture and its consequences as provided therein, (ii) reduce the rate of or extend the time for payment of interest on any Debt Security of such series, (iii) reduce the principal of any Debt Security of such series or extend the maturity of any Debt Security of such series, (iv) reduce the premium payable upon the redemption of any Debt Security of such series or change the time at which any Debt Security of such series may or will be redeemed; (v) impair the right to institute suit for the enforcement of any payment of principal of or premium, if any, or interest, if any, on any Debt Security of such series after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); or (vi) make any Debt Security of such series payable in money other than that stated in such Debt Security.

  Without the consent of any holder of Debt Securities, the Company and the Trustee may amend the Indenture or the Debt Securities of any series to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company under the Indenture, to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities (provided that the uncertificated Debt Securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Debt Securities are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Debt Securities of such series, to secure the Debt Securities of such series, to add to the covenants of the Company for the benefit of the holders of the Debt Securities of such series or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of Debt Securities of such series, to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or to evidence and provide for the acceptance of appointment under the Indenture by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as will be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee.

  The consent of the holders of the Debt Securities of any series is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

BOOK-ENTRY SYSTEM

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities held in book-entry form. A "Global Security" is a Debt Security that represents, and is denominated in an amount equal to the aggregate principal amount of, all the outstanding Debt Securities of a series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due and interest rate or method of determining interest. The Global Security or Securities, if any, will be deposited with, or on behalf of, a depositary (the "Depositary"), which will be identified in the applicable Prospectus Supplement. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of such successor Depositary.

  The specific terms of the depositary arrangement with respect to any series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Debt Securities represented by such Global Security purchased by such persons. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payment of principal, premium, if any, and interest, if any, with respect to Debt Securities represented by any Global Security will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole holder of the Debt Securities represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any Registrar, the Paying Agent or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the Depositary, its nominee or any of its participants on account of beneficial interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests,
(b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee or (c) any other matter relating to the actions and practices of the Depositary, its nominee or its participants. None of the

Company, the Trustee, any Registrar, the Paying Agent or any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, with respect to any Global Security, will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary, the Company will appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine no longer to have Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

DEFEASANCE

  Subject to the conditions described below, the Company at any time may terminate with respect to Debt Securities of any series all its obligations under the Debt Securities of such series and under the Indenture with respect to Debt Securities of such series ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain a registrar and paying agent in respect of Debt Securities of such series, or the Company at any time may terminate with respect to Debt Securities of any series its obligations with respect to Debt Securities of such series under the covenants described under "--Certain Covenants" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option with respect to Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of an Event of Default specified in clause (iv) in the first paragraph under "--Events of Default" above (to the extent it relates to a covenant described under "--Certain Covenants" above) with respect to Debt Securities of such series.

  In order to exercise either defeasance option with respect to a series of Debt Securities, the Company must irrevocably deposit in trust with the Trustee money or U.S. Government Obligations sufficient to pay and discharge the principal of and premium, if any, and interest, if any, on the Debt Securities of such series to maturity or redemption, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

THE TRUSTEE

  The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to such series of Debt Securities.

  The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

  "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (i) the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) or (ii) the present value of the total obligations of the lessee for rental payments from the date of determination until the first possible termination date of the lease included in such Sale/Leaseback Transaction, plus the present value of the termination payment then due, if any. For purposes of this definition, (x) the present value of the total obligations of the lessee for rental payments and for any termination payment will be discounted at a rate of 100 basis points above the yield to maturity (as of the date of determination) on 10-year United States Treasury securities and (y) rental payments will not include (A) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (B) contingent rent, such as that based on sales.

  "Consolidated Net Tangible Assets" means total assets (net of applicable reserves) as determined in accordance with GAAP, less (i) total current liabilities, except for (A) notes and loans payable, (B) current maturities of Long-Term Debt and (C) current maturities of obligations under capital leases, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as reflected in the Company's most recent consolidated balance sheet preceding the date of a determination.

  "Debt" means any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

  "GAAP" means generally accepted accounting principles in the United States as in effect and applied by the Company from time to time.

  "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

  "Long-Term Debt" means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee's consent to a date more than 12 months after the date the Debt was created.

  "Principal Property" means any manufacturing plant or facility (together with the land upon which it is erected and fixtures comprising a part thereof) located in the United States of America (excluding territories and possessions) now owned or hereafter acquired by the Company or any Restricted Subsidiary the net book value of which, as of the date of determination, exceeds 1.5% of Consolidated Net Tangible Assets, except any such plant or facility which is a pollution control or other facility financed by obligations issued by a state or local governmental unit and described in Sections 141(a), 142(a)(5), 142(a)(6), 142(a)(10) or 144(a) of the Internal
Revenue Code of 1986, as amended, or any successor provision thereof, or which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its subsidiaries as a whole. The net book value of any manufacturing plant or facility shall mean the gross cost of the assets of such plant or facility less the accumulated depreciation with respect to such assets, calculated in accordance with GAAP and in the case of composite depreciation allocated in accordance with the Company's accounting policies.

  "Restricted Subsidiary" means (i) any subsidiary of the Company which has substantially all of its assets located in the United States of America (excluding territories and possessions) and which owns a Principal Property and (ii) any subsidiary of the Company which owns stock or indebtedness of a Restricted Subsidiary; provided, however, that the term "Restricted Subsidiary" will not mean any subsidiary of the Company (x) engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company or (y) which conducts substantially all of its business outside the United States of America (excluding its territories or possessions) or the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States of America (excluding territories and possessions).

  "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a subsidiary of the Company transfers such property to a person and the Company or a subsidiary of the Company leases it from such person.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities through underwriters, dealers or agents or directly to one or more purchasers. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities of such series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or through one or more underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are utilized in the sale of any Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealers, as principals. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of any such sales will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Debt Securities will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for any underwriters or agents, if any, by a firm named in the Prospectus Supplement relating to a particular issue of Debt Securities.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in this Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Available Information .....................................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-3
Use of Proceeds............................................................  S-4
Selected Historical Consolidated Financial Data............................  S-5
Summary Pro Forma Financial Data...........................................  S-7
Capitalization.............................................................  S-8
Description of the MOPPRS..................................................  S-9
Certain United States Federal Income Tax Considerations.................... S-13
ERISA Considerations....................................................... S-17
Underwriting............................................................... S-18
Legal Matters.............................................................. S-19
Experts.................................................................... S-19
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Use of Proceeds............................................................    3
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   12
Legal Matters..............................................................   13
Experts....................................................................   13

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                                 $120,000,000


                             CYTEC INDUSTRIES INC.


                           6.846% MANDATORY PAR PUT
                           REMARKETED SECURITIES SM
                                 ("MOPPRS SM")
                               DUE MAY 11, 2025

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.

                         SBC WARBURG DILLON READ INC.

                          MORGAN STANLEY DEAN WITTER

                             SALOMON SMITH BARNEY

                                  MAY 6, 1998

                 "MANDATORY PAR PUT REMARKETED SECURITIES SM"
                  AND "MOPPRS SM" ARE SERVICE MARKS OWNED BY
                           MERRILL LYNCH & CO., INC.

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